

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Dr. Eli Harari
Chief Executive Officer
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035

> **Re:** **SanDisk Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2010**
> **File No. 000-26734**

Dear Dr. Harari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Board Leadership Structure, page 10

1. Please describe the specific role played by the Lead Independent Director. See Item 407(h) of Regulation S-K.

Director Qualifications, page 12

2. Please discuss the specific qualifications, attributes and skills that led to the conclusion that each person should serve as a director. Checklist disclosure of the kind you have provided does not appear responsive to the requirements of Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 26

General

3.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary, and describe the process you undertook to reach that conclusion.

Annual Cash Incentive Award, page 29

4.   You disclose that the Compensation Committee adopted profitability guidelines and non-
        GAAP pre-tax income goals for 2009, but you do not disclose those guidelines and goals.
        Please disclose these figures, or advise. See Item 402(b)(1)(v) of Regulation S-K.

5.   With respect to your non-GAAP financial target, you must provide disclosure as to how
        the number is calculated from your audited financial statements. See Instruction 5 to
        Item 402(b) of Regulation S-K.

Summary Compensation Table, page 35

6.   We note that you have included compensation disclosure with respect to your CEO, CFO
        and only two other executive officers. Please confirm that no executive officer of your
        company earned between $100,000 and $1.4 million in total compensation during your
        last completed fiscal year. Refer to Item 402(a)(3) of Regulation S-K.

Grants of Plan-Based Awards, page 37

7.   Please advise as to why you have not disclosed estimated payouts in this table. See
        Item 402(d)(2)(iii) and (iv) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information required by the Securities
Exchange Act of 1934 and all applicable Exchange Act rules. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Esq., at (202) 551-3503 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (408) 801-8504
        James F. Brelsford, Esq.
        General Counsel
        SanDisk Corporation